                                   FORM 11-K

                               [x] ANNUAL REPORTS
                          PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997


                                       OR


                              [ ] TRANSITION REPORT
                          PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                               [NO FEE REQUIRED]

For the transition period from                    to
                               -------------------   ----------------------

Commission file number 1-9184


             NEWMONT GOLD COMPANY HOURLY RETIREMENT SAVINGS PLAN
             ---------------------------------------------------
                                (Title of Plans)

                              NEWMONT GOLD COMPANY
                             ----------------------
                             (Issuer of Securities)

                  1700 Lincoln Street, Denver, Colorado  80203
                  --------------------------------------------
                          (Principal Executive Office)

                          NEWMONT GOLD COMPANY HOURLY
                            RETIREMENT SAVINGS PLAN

                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                        AS OF DECEMBER 31, 1997 AND 1996
                      TOGETHER WITH REPORT OF INDEPENDENT
                               PUBLIC ACCOUNTANTS

                           NEWMONT GOLD COMPANY HOURLY

                             RETIREMENT SAVINGS PLAN


                        INDEX TO FINANCIAL STATEMENTS AND

                             SUPPLEMENTAL SCHEDULES

                                                                                Page(s)
                                                                                -------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                          1

FINANCIAL STATEMENTS:
    Statement of Net Assets Available for Plan Benefits,
       with Fund Information, as of December 31, 1997                             2

    Statement of Net Assets Available for Plan Benefits,
       with Fund Information, as of December 31, 1996                             3

    Statement of Changes in Net Assets Available for
       Plan Benefits, with Fund Information, for the Year
       Ended December 31, 1997                                                   4-5

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                         6-10

SCHEDULES SUPPORTING FINANCIAL STATEMENTS:
    Schedule I--Item 27a--Schedule of Assets Held for
       Investment Purposes as of December 31, 1997                               11

    Schedule II--Item 27d--Schedule of Reportable Transactions
       January 1, 1997 through December 31, 1997                                 12

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Participants and Administration Committee of the Newmont Gold Company Hourly Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits, with fund information, of the NEWMONT GOLD COMPANY HOURLY RETIREMENT SAVINGS PLAN (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits, for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                        /s/ ARTHUR ANDERSEN LLP



Denver, Colorado,
    June 23, 1998.

                           NEWMONT GOLD COMPANY HOURLY

                             RETIREMENT SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997

                                Non-Participant
                                   Directed                                    Participant Directed
                                  -----------   ---------------------------------------------------------------------------------
                                                                                                                         Newmont
                                                               Neuberger                                                  Gold
                                                  PIMCO            &                                                     Company
                                                   Low           Berman     MasterWorks       AIM        Templeton       Common
                                                 Duration       Guardian      S&P 500    Constellation    Foreign         Stock
                                     Cash          Fund          Trust       Stock Fund      Fund          Fund           Fund
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
INVESTMENTS, at fair value:
    Cash and cash equivalents     $    38,946   $        --   $        --   $        --   $        --   $        --   $        --
    Collective investment funds            --            --            --            --            --            --            --
    Mutual funds                           --     1,392,244     3,562,613     3,713,606     4,076,223       957,273            --
    Employer stock fund                    --            --            --            --            --            --     1,218,309
    Participant loans                      --            --            --            --            --            --            --
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
              Total investments        38,946     1,392,244     3,562,613     3,713,606     4,076,223       957,273     1,218,309
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                 $    38,946   $ 1,392,244   $ 3,562,613   $ 3,713,606   $ 4,076,223   $   957,273   $ 1,218,309
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========


                                                                         Participant Directed
                                 --------------------------------------------------------------------------------------------------
                                    U.S.
                                 Government
                                   Money      LifePath    LifePath     LifePath    LifePath    LifePath
                                   Market       2000        2010         2020        2030        2040      Participant
                                    Fund        Fund        Fund         Fund        Fund        Fund         Loans        Total
                                 -----------  ---------  -----------  -----------  ---------  -----------  -----------  -----------
INVESTMENTS, at fair value:
    Cash and cash equivalents    $        --  $      --  $        --  $        --  $      --  $        --  $        --  $    38,946
    Collective investment funds    2,791,838    543,253    1,526,757    1,564,776    924,010    1,037,580           --    8,388,214
    Mutual funds                          --         --           --           --         --           --           --   13,701,959
    Employer stock fund                   --         --           --           --         --           --           --    1,218,309
    Participant loans                     --         --           --           --         --           --    3,243,659    3,243,659
                                 -----------  ---------  -----------  -----------  ---------  -----------  -----------  -----------
              Total investments    2,791,838    543,253    1,526,757    1,564,776    924,010    1,037,580    3,243,659   26,591,087
                                 -----------  ---------  -----------  -----------  ---------  -----------  -----------  -----------
NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                $ 2,791,838  $ 543,253  $ 1,526,757  $ 1,564,776  $ 924,010  $ 1,037,580  $ 3,243,659  $26,591,087
                                 ===========  =========  ===========  ===========  =========  ===========  ===========  ===========

               The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

                           NEWMONT GOLD COMPANY HOURLY

                             RETIREMENT SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1996

                                  Non-Participant
                                     Directed                              Participant Directed
                                    -----------  ----------------------------------------------------------------------------
                                                                                                                    Newmont
                                                              Neuberger                                               Gold
                                                   PIMCO          &                                                  Company
                                                    Low         Berman     MasterWorks     AIM        Templeton      Common
                                                  Duration     Guardian      S&P 500   Constellation   Foreign        Stock
                                        Cash        Fund         Trust     Stock Fund      Fund         Fund          Fund
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
INVESTMENTS, at fair value:
 Cash and cash equivalents          $    36,443  $        --  $        --  $        --  $        --  $        --  $        --
 Collective investment funds                 --           --           --           --           --           --           --
 Mutual funds                                --    1,348,470    2,758,313    1,938,487    3,099,046      756,926           --
 Employer stock fund                         --           --           --           --           --           --      914,032
 Participant loans                           --           --           --           --           --           --           --
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
    Total investments                    36,443    1,348,470    2,758,313    1,938,487    3,099,046      756,926      914,032

CONTRIBUTIONS RECEIVABLE:
 Employer's contributions                    --        1,716        7,224        6,970       10,743        2,502        3,755
 Participants' contributions                 --        3,782       17,793       17,198       27,356        6,229        8,598
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
    Total contributions receivable           --        5,498       25,017       24,168       38,099        8,731       12,353
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                      $    36,443  $ 1,353,968  $ 2,783,330  $ 1,962,655  $ 3,137,145  $   765,657  $   926,385
                                    ===========  ===========  ===========  ===========  ===========  ===========  ===========


                                                                      Participant Directed
                                   ------------------------------------------------------------------------------------------------
                                       U.S.
                                    Government
                                      Money     LifePath    LifePath     LifePath    LifePath   LifePath
                                      Market      2000        2010         2020        2030       2040     Participant
                                       Fund       Fund        Fund         Fund        Fund       Fund        Loans        Total
                                   -----------  ---------  -----------  -----------  ---------  ---------  -----------  -----------
INVESTMENTS, at fair value:
 Cash and cash equivalents         $        --  $      --  $        --  $        --  $      --  $      --  $        --  $    36,443
 Collective investment funds         2,182,161    344,153    1,058,119    1,132,419    647,553    657,230           --    6,021,635
 Mutual funds                               --         --           --           --         --         --           --    9,901,242
 Employer stock fund                        --         --           --           --         --         --           --      914,032
 Participant loans                          --         --           --           --         --         --    2,002,105    2,002,105
                                   -----------  ---------  -----------  -----------  ---------  ---------  -----------  -----------
    Total investments                2,182,161    344,153    1,058,119    1,132,419    647,553    657,230    2,002,105   18,875,457

CONTRIBUTIONS RECEIVABLE:
 Employer's contributions               12,895      1,113        3,434        4,073      2,483      2,878           --       59,786
 Participants' contributions            24,626      3,326        7,437        8,788      5,631      6,049           --      136,813
                                   -----------  ---------  -----------  -----------  ---------  ---------  -----------  -----------
    Total contributions receivable      37,521      4,439       10,871       12,861      8,114      8,927           --      196,599
                                   -----------  ---------  -----------  -----------  ---------  ---------  -----------  -----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                     $ 2,219,682  $ 348,592  $ 1,068,990  $ 1,145,280  $ 655,667  $ 666,157  $ 2,002,105  $19,072,056
                                   ===========  =========  ===========  ===========  =========  =========  ===========  ===========



               The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

                           NEWMONT GOLD COMPANY HOURLY

                             RETIREMENT SAVINGS PLAN


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION

                      FOR THE YEAR ENDING DECEMBER 31, 1997

                                                         Non-Participant
                                                             Directed                       Participant Directed
                                                           -----------   -----------------------------------------------------
                                                                             PIMCO     Neuberger &   MasterWorks      AIM
                                                                         Low Duration     Berman       S&P 500    Constellation
                                                              Cash           Fund     Guardian Trust Stock Fund       Fund
                                                           -----------   -----------   -----------   -----------   -----------
ADDITIONS TO NET ASSETS:
 Contributions (Note 1)-
    Employee                                               $        --   $   143,361   $   607,092   $   702,810   $   844,485
    Employer, net of forfeitures used for offset                (40,930)      53,915       212,986       243,087       291,473
    Rollovers and repayments, net                                   --        12,467        22,975        36,097        29,642

 Investment income-
    Interest and dividends                                       1,851            --       259,299       125,922       287,058
    Net appreciation/(depreciation) in fair
       value of investments                                         --       104,801       243,273       648,295       104,223
                                                           -----------   -----------   -----------   -----------   -----------
           Total additions                                     (39,079)      314,544     1,345,625     1,756,211     1,556,881

DEDUCTIONS FROM NET ASSETS:
 Distributions to participants                                  (2,694)     (119,134)     (272,184)     (172,675)     (159,858)
 Administrative fees and other, net                             (2,755)       (1,010)       (2,539)       (2,514)       (3,091)
                                                           -----------   -----------   -----------   -----------   -----------
           Total deductions                                     (5,449)     (120,144)     (274,723)     (175,189)     (162,949)

INTERFUND TRANSFERS, net                                        47,031      (156,124)     (291,619)      169,929      (454,854)
                                                           -----------   -----------   -----------   -----------   -----------
           Net increase                                          2,503        38,276       779,283     1,750,951       939,078

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year       36,443     1,353,968     2,783,330     1,962,655     3,137,145
                                                           -----------   -----------   -----------   -----------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year        $    38,946   $ 1,392,244   $ 3,562,613   $ 3,713,606   $ 4,076,223
                                                           ===========   ===========   ===========   ===========   ===========


                                                                          Participant Directed
                                                                        -------------------------
                                                                                     Newmont Gold
                                                                         Templeton     Company
                                                                          Foreign    Common Stock
                                                                           Fund          Fund
                                                                        -----------   -----------
ADDITIONS TO NET ASSETS:
 Contributions (Note 1)-
    Employee                                                            $   219,752   $   323,672
    Employer, net of forfeitures used for offset                             76,546       110,986
    Rollovers and repayments, net                                            23,084        17,551

 Investment income-
    Interest and dividends                                                  103,724            --
    Net appreciation/(depreciation) in fair
       value of investments                                                 (53,381)     (410,355)
                                                                        -----------   -----------
           Total additions                                                  369,725        41,854

DEDUCTIONS FROM NET ASSETS:
 Distributions to participants                                              (56,793)      (47,944)
 Administrative fees and other, net                                            (703)       (1,316)
                                                                        -----------   -----------
           Total deductions                                                 (57,496)      (49,260)

INTERFUND TRANSFERS, net                                                   (120,613)      299,330
                                                                        -----------   -----------
           Net increase                                                     191,616       291,924

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year                   765,657       926,385
                                                                        -----------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                     $   957,273   $ 1,218,309
                                                                        ===========   ===========

               The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

                           NEWMONT GOLD COMPANY HOURLY

                             RETIREMENT SAVINGS PLAN


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                 Participant Directed
                                                    ------------------------------------------------------------------------
                                                        U.S.
                                                     Government      LifePath      LifePath       LifePath       LifePath
                                                    Money Market       2000          2010           2020           2030
                                                        Fund           Fund          Fund           Fund           Fund
                                                    ------------   ------------   ------------   ------------   ------------
ADDITIONS TO NET ASSETS:
    Contributions (Note 1)-
       Employee                                     $    792,002   $    105,070   $    241,571   $    301,650   $    186,294
       Employer, net of forfeitures used for offset      335,756         30,708         91,273        114,833         72,664
       Rollovers and repayments, net                      34,129         30,764         30,898          4,569             --

    Investment income-
       Interest and dividends                            117,628             --             --             --             --
       Net appreciation/(depreciation) in fair
          value of investments                                --         42,266        175,628        224,015        152,126
                                                    ------------   ------------   ------------   ------------   ------------
              Total additions                          1,279,515        208,808        539,370        645,067        411,084

DEDUCTIONS FROM NET ASSETS:
    Distributions to participants                       (336,439)       (44,676)       (67,024)       (87,879)       (51,684)
    Administrative fees and other, net                    (3,647)          (227)          (961)        (1,135)          (859)
                                                    ------------   ------------   ------------   ------------   ------------
              Total deductions                          (340,086)       (44,903)       (67,985)       (89,014)       (52,543)

INTERFUND TRANSFERS, net                                (367,273)        30,756        (13,618)      (136,557)       (90,198)
                                                    ------------   ------------   ------------   ------------   ------------
              Net increase                               572,156        194,661        457,767        419,496        268,343

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                                  2,219,682        348,592      1,068,990      1,145,280        655,667
                                                    ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                                     $  2,791,838   $    543,253   $  1,526,757   $  1,564,776   $    924,010
                                                    ============   ============   ============   ============   ============


                                                           Participant Directed
                                                        ---------------------------
                                                         LifePath
                                                           2040        Participant
                                                           Fund            Loans          Total
                                                        ------------   ------------   ------------
ADDITIONS TO NET ASSETS:
    Contributions (Note 1)-
       Employee                                         $    217,955   $         --   $  4,685,714
       Employer, net of forfeitures used for offset           86,822             --      1,680,119
       Rollovers and repayments, net                           9,331             --        251,507

    Investment income-
       Interest and dividends                                     --        251,707      1,147,189
       Net appreciation/(depreciation) in fair
          value of investments                               172,576             --      1,403,467
                                                        ------------   ------------   ------------
              Total additions                                486,684        251,707      9,167,996

DEDUCTIONS FROM NET ASSETS:
    Distributions to participants                            (33,999)      (174,107)    (1,627,090)
    Administrative fees and other, net                        (1,118)            --        (21,875)
                                                        ------------   ------------   ------------
              Total deductions                               (35,117)      (174,107)    (1,648,965)

INTERFUND TRANSFERS, net                                     (80,144)     1,163,954             --
                                                        ------------   ------------   ------------
              Net increase                                   371,423      1,241,554      7,519,031

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                                        666,157      2,002,105     19,072,056
                                                        ------------   ------------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                                         $  1,037,580   $  3,243,659   $ 26,591,087
                                                        ============   ============   ============


               The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

                           NEWMONT GOLD COMPANY HOURLY

                             RETIREMENT SAVINGS PLAN


            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 1997 AND 1996


(1)    DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       General

The Plan was established on October 1, 1991 by Newmont Gold Company (the "Company"). The Plan is a collectively bargained, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Benefits under the Plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.

       Trust

Trustee, record keeping, and investment management services were performed by the MasterWorks Division of BZW Barclays Global Investors N.A. ("BGI") and various investments managers. Plan assets were held under a Trust Agreement (the "Trust") maintained by BGI (the "Trustee").

Effective October 15, 1996, BGI was renamed Barclays Global Investors, N.A. Effective September 1, 1997, Barclays Global Investors, N.A. was acquired by Merrill Lynch Group Employee Services who succeeded the business of the MasterWorks Division as Merrill Lynch Group Employee Service, MasterWorks ("Merrill Lynch").

An Investment Committee consisting of not less than three nor more than five members is appointed by the Company's Board of Directors. The Investment Committee evaluates the performance of the Trustee, may retain independent advisors and consultants, and selects the investment options offered under the Plan.

       Eligibility and Contributions

Hourly employees are eligible to participate in the Plan on the first day of the first month following 46 days of work. Participants may elect to contribute to the Plan up to 15% of their Plan eligible compensation, to a maximum of $9,500 on a pre-tax basis for each of the 1997 and 1996 Plan years. Participants' contributions are matched by the Company, not to exceed 5% of all regular compensation. Total annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined as the participant's contributions and the Company's matching contributions.

       Vesting

Participants' contributions are fully vested. Participants vest 20% in Company contributions for each year of service to a maximum of 100% after four years of service. Additionally, participants may become fully vested in the matching Company contributions under certain other circumstances, including Plan termination.

At December 31, 1997 and 1996, forfeited nonvested accounts totaled $38,946 and $36,443, respectively. These accounts are used to reduce future Company contributions. During 1997, Company contributions were reduced by $36,252 from forfeited nonvested accounts.

The Plan provides that the Trustee may accept from a participant a contribution representing distributions from another plan which meets the requirements of
Section 401(a) of the Internal Revenue Code (the "Code"). Such "rollover contributions" shall be fully vested and shall not be subject to, or affect in any way, the maximum annual contribution limitation.

       Participant Accounts

Each participant's account is credited with the participant's contribution and the Company's matching contribution. In addition, plan earnings are allocated to participant accounts on a daily basis based upon participant account balances.

       Payment of Benefits

Upon retirement, death, disability, or termination of service, a participant may elect to receive a lump sum distribution equal to his or her vested account balance.

       Investments

Participants may currently invest their contributions and their portion of the Company's matching contribution in the following investment funds:

       o PIMCO Low Duration Fund - Holds cash and shares of the PIMCO Low Duration Mutual Fund which invests in a diversified portfolio of fixed-income securities with an average duration between one and three years.

       o Neuberger & Berman Guardian Trust - A growth and income fund which invests in stocks of established high-quality companies considered to be undervalued in comparison to stocks of similar companies.

       o Merrill Lynch - MasterWorks S&P 500 Stock Fund - Invests in the companies included in the Standard & Poor's 500 Index.

       o AIM Constellation Fund - Aggressively seeks capital appreciation by investing principally in common stocks, with emphasis on medium-sized and smaller emerging-growth companies.

       o Templeton Foreign Fund - Seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

       o Newmont Gold Company Common Stock Fund - Invests solely in the common stock of Newmont Gold Company.

       o Merrill Lynch - U.S. Government Money Market Fund - Invests primarily in securities of the U.S. Government or its agencies with maturities of less than one year.

       o Merrill Lynch - LifePath Collective Trust (five fund elections) - The LifePath Funds invest in a changing mix of U.S. and international stocks, bonds, and money market securities according to the targeted retirement year of the investor.

The cost basis of the Plan's investments was $24,555,157 and $17,683,647 at December 31, 1997 and 1996, respectively. The fair market value of individual investments that represent 5% or more of the Plan's total investments as of December 31, 1997 and 1996 are as follows:

                                                                          1997             1996
                                                                      ------------     ------------
         PIMCO Low Duration Fund                                      $  1,392,244     $  1,348,470
         Neuberger & Berman Guardian Trust                               3,562,613        2,758,313
         Merrill Lynch - MasterWorks S&P 500 Stock Fund                  3,713,606        1,938,487
         AIM Constellation Fund                                          4,076,223        3,099,046
         Merrill Lynch - U.S. Government
              Money Market Fund                                          2,791,838        2,182,161
         Merrill Lynch - LifePath 2010 Fund                              1,526,757        1,058,119
         Merrill Lynch - LifePath 2020 Fund                              1,564,776        1,132,419
         Participant Loans                                               3,243,659        2,002,105

       Loans

Loans are permitted from individual plan accounts on 50% of the participant's vested balance. The minimum loan amount is $1,000 and the maximum is the lesser of 50% of the vested balance or $50,000. The repayment period may be up to five years, or up to ten years if the loan is for the purchase of a principal residence. The interest rate is determined by the plan administrator based on prime plus 1% and is fixed over the life of the note.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

       Valuation of Investments

The Plan's investment funds are stated at fair value based on quoted market prices, which was readily determinable at December 31, 1997 and 1996. Cash equivalents and participant loans are stated at cost which approximates fair value.

       Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

       Payment of Benefits

Benefits are recorded when paid.

       Administrative Fees

The Company pays all administrative expenses of the Plan, except for loan processing fees on loans initiated subsequent to October 1,1995.

(3)    PLAN TERMINATION

Although it is the expectation of the Company to continue the Plan indefinitely, in the event of termination of the Plan, with respect to a group or class of participants, or partial discontinuance of contributions, the balance credited to the Company's matching contributions accounts of all participants subject to such partial termination or partial discontinuance of contributions, will become fully vested and nonforfeitable.

(4)    TAX STATUS

The Trust established under the Plan is qualified under the Code as exempt from Federal income taxes and a favorable determination letter has been received from the IRS dated December 4, 1996. The Plan administrator and the Plan's legal counsel believe that the Plan is being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan is qualified and the related trust is tax exempt as of the financial statement date.

(5)    RELATED PARTY TRANSACTIONS

Certain plan investments are units of collective investment funds and mutual funds managed by Merrill Lynch. Also, certain plan investments are shares of Newmont Gold Company, the sponsor of the Plan.

(6)    RISKS AND UNCERTAINTIES

The Plan provides for various investment options in mutual fund and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for Plan benefits.

At December 31, 1997, the Plan held no derivative instruments directly. However, the Plan held such instruments indirectly through their investments in the collective investment funds and mutual funds, which under their trust agreements, may invest in such instruments. These instruments consist mainly of futures contracts and options. Credit risk exists with respect to these instruments. The credit related gains and losses during the year ended December 31, 1997 were immaterial.

(7)    SUBSEQUENT EVENT

As of January 5, 1998, all assets of the Plan were transferred from Merrill Lynch Group Employee Services, MasterWorks to The Vanguard Group, Inc. ("Vanguard"). Trustee, recordkeeping, and investment management services are now performed by Vanguard.

                                                                      SCHEDULE I


                           NEWMONT GOLD COMPANY HOURLY

                             RETIREMENT SAVINGS PLAN


            Item 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1997

        Name of Issuer                                                                        Market           Cost
      or Party Involved                                Description of Assets                  Value            Basis
---------------------------------------             ---------------------------          --------------  --------------
Cash                                                Cash and Cash
                                                       Equivalents Fund                  $       38,946  $       38,946
PIMCO Low Duration Fund                             Mutual Fund                               1,392,244       1,217,194
Neuberger & Berman Guardian Trust                   Mutual Fund                               3,562,613       3,172,446
*Merrill Lynch - MasterWorks S&P 500
    Stock Fund                                      Mutual Fund                               3,713,606       2,966,037
AIM Constellation Fund                              Mutual Fund                               4,076,223       3,854,476
Templeton Foreign Fund                              Mutual Fund                                 957,273         970,365
*Newmont Gold Company Common
    Stock Fund                                      Employer Stock Fund                       1,218,309       1,667,571
*Merrill Lynch - U.S. Government
    Money Market Fund                               Collective Investment Fund                2,791,838       2,791,838
*Merrill Lynch - LifePath 2000 Fund                 Collective Investment Fund                  543,253         494,175
*Merrill Lynch - LifePath 2010 Fund                 Collective Investment Fund                1,526,757       1,299,239
*Merrill Lynch - LifePath 2020 Fund                 Collective Investment Fund                1,564,776       1,276,214
*Merrill Lynch - LifePath 2030 Fund                 Collective Investment Fund                  924,010         736,588
*Merrill Lynch - LifePath 2040 Fund                 Collective Investment Fund                1,037,580         826,409

Participant Loans (a)                               (Interest rates ranging
                                                       from 7.0% to 10.0%)                    3,243,659       3,243,659
                                                                                           ------------    ------------
             Totals                                                                        $ 26,591,087    $ 24,555,157
                                                                                           ============    ============

*    Represents a party-in-interest.

(a) Participant Loans under the Plan bear interest at prime, as of the date of borrowing, plus one percent.


               The accompanying notes to financial statements are
                       an integral part of this schedule.

                                                                     SCHEDULE II

                           NEWMONT GOLD COMPANY HOURLY

                             RETIREMENT SAVINGS PLAN

                Item 27d--SCHEDULE OF REPORTABLE TRANSACTIONS (a)

                    JANUARY 1, 1997 THROUGH DECEMBER 31, 1997

(a) Individual or series of transactions which, when aggregated, involve an amount in excess of 5% of plan assets as of the beginning of the plan year. Purchases and sales are made at current value on the date of the transaction.

                                                                Number of
                                                               Transactions
                                                          --------------------  Purchase      Selling     Cost of      Net Gain/
Identity of Party Involved/Description                    Purchases     Sales     Price        Price       Asset        (Loss)
----------------------------------------------------      ---------   --------  --------      -------    ----------   ----------
Neuberger & Berman Guardian Trust - Mutual Fund              81           --  $ 1,328,703   $       --  $ 1,328,703   $       --
Neuberger & Berman Guardian Trust - Mutual Fund              --          130           --      767,676      624,721      142,955

*Merrill Lynch - MasterWorks S&P 500 Stock - Mutual Fund    109           --    1,807,946           --    1,807,946           --
*Merrill Lynch - MasterWorks S&P 500 Stock - Mutual Fund     --          108           --      681,122      548,953      132,169

AIM Constellation - Mutual Fund                              78           --    1,907,001           --    1,907,001           --
AIM Constellation - Mutual Fund                              --          145           --    1,034,048      916,609      117,439

*Newmont Gold Company Common Stock Fund -
    Employer Stock Fund                                     109           --    1,223,402           --    1,223,402           --
*Newmont Gold Company Common Stock Fund -
    Employer Stock Fund                                      --           98           --      508,771      570,722      (61,951)

*Merrill Lynch - U.S. Government Money Market -
    Collective Investment Fund                               82           --    1,759,459           --    1,759,459           --
*Merrill Lynch - U.S. Government Money Market -
    Collective Investment Fund                               --          130           --    1,149,782    1,149,782           --

*    Represents a party-in-interest.

               The accompanying notes to financial statements are
                       an integral part of this schedule.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             NEWMONT GOLD COMPANY
                                             HOURLY RETIREMENT SAVINGS PLAN



                                             By: /s/ DAWN M. PUTATURO
                                                -------------------------------
                                                Dawn M. Putaturo
                                                Administration Committee Member


Dated: June 29, 1998                         By: /s/ TIMOTHY J. SCHMITT
      ------------------                        -------------------------------
                                                Timothy J. Schmitt
                                                Vice President, Secretary and
                                                Assistant General Counsel

                                 EXHIBIT INDEX

        Exhibit No.                                    Exhibit
        -----------                                    -------
            23                              Consent of Arthur Andersen LLP